December 31, 2020	Todd P. Zerega
TZerega@perkinscoie.com
D.+1.202.654.6378
F.+1.202.654.9941

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:  Elena Stojic

Re:	Humankind Benefit Corporation
File No. 333-248060; ICA No. 811-23602

Dear Ms. Stojic:

On behalf of our client, Human Benefit Corporation (the “Company”) and its series, Humankind US Stock ETF (the “Fund”), we are responding to oral comments provided in telephone conversations with Elena Stojic of the Division of Investment Management on December 10, 2020 and December 17, 2020 relating to the Company’s prior correspondence (the “Correspondence Letter”) and Form N-1A/A filed via EDGAR on November 13, 2020.

The comments are set forth below.  Responses follow each comment.  Any text citation refers to the revised Form N-1A, which will be filed with this letter.

Correspondence

1.	Comment

In a follow up comment to Comment 2 of the Correspondence Letter, please add disclosure with respect to the Fund’s adviser’s status as a Delaware public benefit limited liability company.

Response

Requested information has been added to the Principal Investment Strategies and the Additional Information about the Fund’s Investment Objectives and Strategies sections of the Prospectus.

December 31, 2020

2.	Comment

In a follow up comment to Comment 4 of the Correspondence Letter, please add any additional disclosure, as applicable, to explain the unitary fee structure of the Fund.

Response

Requested information has been added as Footnote 1 to the fee table in Fees and Expenses of the Prospectus.

3.	Comment

In a follow up comment to Comment 6 of the Correspondence Letter, please provide a description of the methodology of the Humankind US Equity Index.

Response

Please find the requested explanation of the methodology of the Humankind US Equity Index attached hereto as Attachment A.

4.	Comment

In a follow up comment to Comment 16 of the Correspondence Letter, please add a disclosure for small-cap and mid-cap companies under Principal Investment Strategies to correspond with the Principal Risk Strategies disclosure for the same type of investments.

Response

Requested information has been added to the Principal Investment Strategies section of the Prospectus.

Summary Prospectus

Fee Table, pg. 5

5.	Comment

Once the information is available, please complete the fee table under Fees and Expenses.

Response

We will provide a completed fee table under Fees and Expenses as soon as the information is available.

December 31, 2020

Principal Investment Strategies, pg. 7

6.	Comment

Once the information is available, please provide the bracketed index constituent information for the Humankind US Equity Index.

Response

We will provide the bracketed index constituent information for the Humankind US Equity Index as soon as the information is available.

Principal Risks, pg. 8

7.	Comment

If the Fund does anticipate being overweight in the healthcare and technology sectors at launch or potentially later, please add a separate risk disclosure for these sectors.

Response

Requested information has been added to the Principal Risks section of the Prospectus.

Statutory Prospectus

Where to Find Additional Information, pg. 23

8.	Comment

Please add additional disclosure to explain where shareholders can find the metrics required to be disclosed under Rule 6c-11.

Response

We direct the Staff’s attention to the disclosure entitled “Website Disclosures” located in the Shareholder Information section of the Statutory Prospectus and the Additional Information About Investment Objectives, Risks, and Policies section of the Statement of Additional Information (“SAI”).

December 31, 2020

Statement of Additional Information

Additional Information About Investment Objectives, Risks, and Policies, pg. 5

9.	Comment

Please insert the information provided in the Socially Responsible Investment disclosure of the SAI in the Statutory Prospectus.

Response

Requested information from the SAI has been updated in the Additional Information about Risks section of the Prospectus.

Investment Advisory Agreement

10.	Comment

Please provide a copy of the Fund’s Investment Advisory Agreement.

Response

A form of the Fund’s Investment Advisory Agreement is attached hereto as Attachment B.

*          *          *

If you have any further comments, please contact me at (202) 654-6378 or Mark Parise at (212) 261-6890.

Sincerely,

/s/ Todd P. Zerega
Todd P. Zerega

TPZ:ta

cc:	James Katz
Mark Parise, Esq., Perkins Coie LLP
Jay Williamson, U.S. Securities and Exchange Commission

Attachment A

Humankind US Equity Index Methodology

1.	Introduction

Humankind U.S. Equity Index (the “Index”) is designed to provide exposure to approximately 1,000 U.S. listed public companies that, Humankind Investments LLC (“Index Sponsor”) has determined to have the most positive impact on humanity, defined as investors, customers, employees, and members of society. The Index’s methodology is owned and compiled by the Index Sponsor and utilizes an independent index calculation agent, Solactive AG, to calculate, publish, and maintain the index market value on a daily basis.

The index methodology also seeks to, although is under no obligation to, follow the principles of the United Nations Principles for Responsible Investment (“UNPRI”). For the Index, this particularly includes incorporating environmental, social, and corporate governance issues into the Index Sponsor’s investment analysis and decision-making processes. Additional information related to the UNPRI is available at:  https://www.unpri.org/.

2.	Constructing Humankind U.S. Equity Index

2.1.	Initial Universe

U.S. listed and domiciled common stocks and real estate investment trusts with more than $500 million market capitalization and $1 million minimum average trading volume over 90 days (or maximum available trading days if the trading history is less than 90 days) at the time of the screening are eligible for inclusion in Humankind U.S. Equity Index. Business development companies are not eligible to be included in the index. All securities eligible for inclusion in the Index must trade on an eligible U.S. exchange. Bulletin board, pink sheet or over-the-counter (OTC) traded securities are not eligible for inclusion.

Eligible U.S. Exchanges: CBOE, NYSE, NYSE American, NASDAQ, ARCA

2.2.	Selection of Constituent Stocks

The Index will endeavor to select the top 1000 eligible U.S. listed companies with positive humankind value. Each company in the Index’s initial universe is assigned a humankind value based upon an analysis of how much value the company creates for humankind.  The analysis consists of a quantitative approach that aims to calculate the comprehensive economic value of a company based not only upon its financial performance metrics but also on the costs and benefits to society from conducting its business.  Humankind determines the component values in this calculation by means of research that synthesizes a broad range of independent data sources such as nationally recognized data providers, scientific and academic papers, data gathered by government agencies, NGOs, other research entities, as well as financial statements and other public disclosures released by companies (10-K, 10-Q, presentations, conference calls), etc. If there are fewer than 1000 eligible U.S. securities with positive humankind value at the time of selection, the index will only include those securities which qualify.

Humankind Value Calculation

Humankind calculates a single dollar value intended to capture the aggregate worth of a company based upon its economic impact on humanity, defined as investors, customers, employees, and society at large.

Investor Value

Each company receives a credit for the value it is estimated to provide to its investors on the basis of multi-year profitability.

Consumer Value

Each company receives a credit for the value it is estimated to provides to its customers based on its offering of products and services.

Employee Value

Each company receives a credit for the value it is estimated to provide to its employees based on their salaries, bonuses, and benefits.

Societal Value

Each company receives a number of debits and credits reflecting the value of the estimated external unaccounted costs or benefits to society from operating its business.

Specific Factors Considered

A list of examples of specific factors considered in conjunction with the above four categories of value include, but are not limited to: food production and distribution; water and sanitation access; healthcare benefits; greenhouse gas emissions; free digital services; air pollution; tobacco; alcohol production; breastmilk substitute production; firearms manufacturing; consumer data harvesting; discrimination; food addiction; for-profit healthcare; gambling; internet addiction; noise pollution; nuclear power generation; opioid production; predatory lending; private prisons; plastic pollution; shelter; slave labor; travel-injuries; war; water pollution; workplace injuries; and adult entertainment.

2.3.	Supply Chain Adjustments

The Humankind value for each company is adjusted on the basis of the company’s supply chain relationships.  These supply chain links are based on a combination of the reported company-to-company links as disclosed in company filings as well as those inferred from the nature of the company’s business. Independent research drawing on a variety of sources is used to breakdown and appropriately classify a company’s business across industries and to establish the supply chain links between those industries. The North American Industry Classification System framework is used to subdivide the business segments in which a company participates and determine the supply chain links between industries.

Supply chain adjustments for US domiciled companies are based on an analysis of global supply chains.  A proprietary algorithm transfers portions of investor, consumer, employee and societal value between companies all across the supply chain, resulting in an effort to assess Humankind value based not only on the particular profile of the company but also incorporating the value of its business partners.

2.4.	Cross-Holding Adjustments

A further adjustment in Humankind value is made on the basis of information about equity holdings between parent companies and their subsidiaries.  Companies that own minority or majority interest in other companies receive the appropriate portion of investor, consumer, employee and societal value in accord with the size of their ownership stake.

2.5.	Weighting of Constituent Stocks

Constituents are weighted in the Index based on the ratio of their Humankind value to the total Humankind value of the approximately 1000 index constituents. Those having a higher positive rating receive a higher weighting in the Index, subject to maximum individual constituent weight of 4% and a maximum individual sector (as defined by nationally recognized data providers) weight of 20%.

2.6.	Constituent Stocks with Multiple Eligible Share Classes

If there are index constituents with multiple eligible share classes, the share class with voting rights will be preferred for inclusion. If there are multiple share classes with identical voting rights, the share class with higher liquidity (as defined by average trading volume over 90 days at the time of the screening based on data from nationally recognized data providers) will be preferred upon the constituent’s initial inclusion in the index.

3.	Rebalancing Frequency

The Index will be reconstituted annually on the last trading day of June based on the process mentioned above. The Index reconstitution selection day is the second Friday of June (or next available trading day). Announcement of the reconstituted Index constituents will be made at the end of the selection day.

In addition, the Index will be rebalanced quarterly on the last trading day of March, September and December. Index rebalance will include reweighting constituents to their weight on reconstitution date and if there is any necessary deletion of constituents, remaining constituents will be reweighted on pro-rata basis.

4.	Treatment of Corporate Actions

Constituents can be added/ deleted from the Index following corporate events.

Spin-Offs

•
Parent company has a non-zero weight in the Index and spun-off company is in the Index’s initial universe as defined in Section 2.1: Spun-off company will be added to the Index, and the combined weight will be the same as parent company’s weight before the spin-off.

•
Parent company has a non-zero weight in the Index and spun-off company is not in the Index’s initial universe as defined in Section 2.1: Spun-off company will have zero weight the Index at the quarter-end rebalance date and parent company will retain its weight before the spin-off.

•	Parent company is not a constituent of the Index: No action.

Mergers

•
Merger between 2 Index constituents: The delisted company will be dropped out of the Index and the weight of the constituent that remains will be the combined weight of the constituents before the merger.

•
Merger between the Index constituent and non-Index constituent: If the remaining merged company is the Index constituent, the weight of the constituent will not change. If the remaining merged company is a non-Index constituent, the Index constituent will be dropped out at the quarter-end rebalance date.

•	Merger between non-Index constituents: No action.

5.	Treatment of extraordinary events

Constituents can be deleted at any time from the Index following extraordinary events relating to a company’s impact on humanity as determined by Humankind. In this case, announcement will be made 10 trading days before the deletion.

Attachment B

FORM OF

INVESTMENT ADVISORY AGREEMENT

between

HUMANKIND BENEFIT CORPORATION

and

HUMANKIND INVESTMENTS LLC

INVESTMENT ADVISORY AGREEMENT, dated as of _________________ 2021 by and between HUMANKIND BENEFIT CORPORATION, a Maryland benefit corporation which may issue one or more series of shares of beneficial interest (the “Company”), and HUMANKIND INVESTMENTS LLC (the “Adviser”), a Delaware public benefit limited liability company.

WHEREAS, the Company is engaged in the business as an open-end investment company registered under the Investment Company Act of 1940 (collectively with the rules and regulations promulgated thereunder, (the “Act”); and

WHEREAS, the Adviser is an investment adviser under the Investment Advisers Act of 1940, as amended, and engages in the business of acting as an investment adviser; and

WHEREAS, the Company wishes to engage the Adviser to provide certain investment advisory services to the series of the Company listed on Schedule A (each a “Fund” and collectively, the “Funds”) which will be operated as exchange traded funds, and the Adviser is willing to provide such investment advisory services for the Funds on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed by and between the parties hereto as follows:

1.	Appointment

The Company hereby appoints the Adviser, for the benefit of the series identified on Schedule A, to act as investment adviser to the Funds with respect to the investment of their assets and to supervise and arrange the purchase of securities for and the sale of securities held in the portfolios of the Funds, all as more fully set forth herein, and the Adviser hereby accepts such appointment.

2.	Duties and Obligations of the Adviser With Respect to the Investment of Assets of the Funds

(a)	Subject to the succeeding provision of this section and subject to the direction and control of the Board of Directors of the Company (“Board”), the Adviser shall:

(i)	supervise continuously the investment program of each Fund and the composition of its portfolio;

(ii)	determine what securities be purchased or sold by each Fund;

(iii)	arrange for the purchase and sale of securities held in the portfolio of each Fund;

(iv)	provide the Company with records and reports with respect to any activities it conducts on behalf of each Fund for which records are required to be created and maintained under the Act;

(v)	furnish the Company with an annual benefit report meeting the requirements of the Company’s Instruments and Maryland law; and

(vi)	furnish such reports to the Company’s officers and Directors with respect to each Fund concerning the Adviser’s discharge of its obligations under this Agreement.

(b)	Any investment program furnished by the Adviser under this section shall at all times conform to, and be in accordance with, any requirements imposed by:

(i)	the provisions of the Act and any rules or regulations in force thereunder;

(ii)	any other applicable provisions of state and Federal law;

(iii)	the provisions of the Company’s Instruments and By-Laws, as amended from time to time;

(iv)	any policies and determinations of the Board of Directors of the Company (including the Company’s Compliance Program);

(v)	the investment objectives, investment strategies and fundamental policies of each Fund as reflected in its Registration Statement on Form N-1A under the Act, as amended from time to time; and

(vi)	applicable rules and regulations of any exchange upon which shares of a Fund may be listed for trading.

(c)
The Adviser shall give each Fund the benefits of its best judgment and effort in rendering services hereunder, and in connection therewith the Adviser shall not be liable to any Fund or its security holders for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of portfolio transactions for such Fund, except for willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder. As used in this subsection (c), the term “Adviser” shall include board members, officers and employees of the Adviser as well as for the entity referred to as the “Adviser” itself.

(d)
Nothing in this agreement shall prevent the Adviser or any affiliated person (as defined in the Act) of the Adviser from acting as investment adviser or manager for any other person, firm or corporation (including other investment companies) and shall not in any way limit or restrict the Adviser or any such affiliated persons from buying, selling, or trading any securities for its or their own accounts or for the accounts of others for whom it or they may be acting; providing, however, that the Adviser expressly represents that it will undertake no activities which, in its judgment, will adversely affect the performance of its obligations to the Funds under this Agreement.  The Adviser agrees that it will not deal with itself, or with the Directors of the Company or the Funds’ principal underwriter or distributor, as principals in making purchases or sales of securities or other property except as permitted by the Act, and will comply with all other provisions of the Company’s Instrument and By-Laws and the then-current prospectus and statement of additional information applicable to each Fund relative to the Adviser and its board members and officers.

(e)
The Funds will supply the Adviser with copies of the following documents:  (i) the Company’s Instrument and By-Laws; (ii) resolutions of the Company’s Board of Directors and shareholders authorizing the appointment of the Adviser and approving this Agreement; (iii) the Funds’ Registration Statement on Form N-1A as filed with the Securities and Exchange Commission; (iv) copies of any exemptive applications, orders and correspondence relating thereto, filed with the Securites and Exchange Commission on behalf of any Fund (including applications filed by any listing exchange); and (v) the Funds’ most recent prospectus and statement of additional information.  The Funds will furnish the Adviser from time to time with copies of all amendments or supplements to the foregoing, if any, and all documents, notices and reports filed with the Securities and Exchange Commission.

(f)	The Funds will supply, or cause their custodian bank to supply, to the Adviser such financial information as is necessary or desirable for the functions of the Adviser hereunder.

3.	Fees and Allocation of Expenses

(a)
For the Services to be rendered, each Fund shall pay to the Adviser from the assets of the Fund an investment advisory fee paid monthly at an annual rate set forth opposite each Fund’s name on Schedule A which shall be a percentage of the Fund’s average daily net assets for the Fund’s then-current fiscal year.  Except as hereinafter set forth, compensation under this Agreement shall be calculated and accrued daily and the amounts of the daily accruals shall be paid monthly.  If the Agreement becomes effective subsequent to the first day of the month or shall terminate before the last day of a month, compensation for that part of the month this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above.

(b)
The Adviser agrees that it will furnish each Fund, at its expense, all office space and facilities, equipment and clerical personnel necessary for carrying out its duties under this Agreement and that it will supply to any administrator (the “Administrator”) of the Funds all necessary financial information in connection with the Administrator’s duties under any agreement between the Administrator and the Company on behalf of the Funds.  The Adviser agrees to pay the costs associated with each Fund as set forth on Schedule A.

(c)
The internal expenses of pooled investment vehicles in which a Fund may invest (acquired fund fees and expenses) are expenses of the Company and are not paid by the Adviser. The payment or assumption by the Adviser of any expense of the Company that the Adviser is not required by this Agreement to pay or assume shall not obligate the Adviser to pay or assume the same or any similar expense of the Company on any subsequent occasion.

(d)
Notwithstanding the above, to the extent that the aggregate expenses of any character paid by the Fund exceed the operating expense limit as set forth on Schedule A, the Adviser shall waive fees and/or assume Fund expenses to maintain the operating expense limit at the fixed percentage of average daily net assets.

4.	Duration, Amendment and Termination

(a)
This Agreement shall go into effect as to each Fund on the date set forth above (the “Effective Date”) and shall, unless terminated as hereinafter provided, continue in effect for two years from the Effective Date and shall continue from year to year thereafter, but only so long as such continuance is specifically approved at least annually by the Board of Directors, including the vote of a majority of the directors who are not parties to this Agreement or “interested persons” (as defined in the Act) of any such party cast in person at a meeting called for the purpose of voting on such approval, or by the vote of the holders of a “majority” (as so defined) of the outstanding voting securities of a Fund and by such a vote of the directors.

(b)	This Agreement may be amended only if such amendment is approved by the vote of the holders of a “majority” (as defined in the Act) of the outstanding voting securities of a Fund.

(c)
This Agreement may be terminated as to a Fund by the Adviser at any time without penalty upon giving such Fund sixty (60) days’ written notice (which notice may be waived by the Fund) and may be terminated by the Fund at any time without penalty upon giving the Adviser sixty (60) days’ written notice (which notice may be waived by the Adviser), provided that such termination by such Fund shall be approved by the vote of a majority of all directors in office at the time or by the vote of the holders of a “majority” (as defined in the Act) of the voting securities of the Fund at the time outstanding and entitled to vote. This Agreement shall automatically terminate in the event of its “assignment” (as defined by the Act).

5.	Board of Directors’ Meeting

Each Fund agrees that notice of each meeting of the Board of Directors will be sent to the Adviser and that each Fund will make appropriate arrangements for the attendance (as persons present by invitation) of such person or persons as the Adviser may designate.

6.	Limitations of Liability

(a)
The Articles of Incorporation establishing the Company provides that no Director or officer of the Company shallbe liable to the Benefit Corporation or its stockholders for money damages to the maximum extent permitted by Maryland law then in effect.

(b)
Neither the Adviser nor its officers, directors, employees, agents, affiliated persons or controlling persons or assigns shall be liable for any error of judgment or mistake of law or for any loss suffered by the Company or its shareholders in connection with the matters to which this Agreement relates; provided that no provision of this Agreement shall be deemed to protect the Adviser against any liability to the Company or its shareholders resulting from any willful misfeasance, bad faith or gross negligence in the performance of its duties or obligations hereunder, the reckless disregard of its duties or obligations hereunder, or breach of its fiduciary duty to the Company, any Fund or its shareholders.

(c)
Notwithstanding any other provision of this Agreement, the Adviser shall not be liable for any loss suffered by the Company or its shareholders caused directly or indirectly by circumstances beyond the Adviser’s reasonable control including, without limitation, government restrictions, exchange or market rulings, suspensions of trading, acts of civil or military authority, national emergencies, shutdowns caused by pandemics or other health emergencies, labor difficulties, fires, earthquakes, floods, other weather emergencies or  catastrophes, acts of God, wars, riots or failures of communication (including internet access) or power supply. In the event of equipment breakdowns beyond its reasonable control, the Adviser shall take reasonable steps to minimize service interruptions, but shall have no liability with respect thereto.

7.	Miscellaneous

(a)
Notices.  Any notices under this Agreement shall be in writing, addressed and delivered or mailed postage paid to the other party as such address as such other party may designate for the receipt of such notice.

(b)
Severability.  If any term or provision of this Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision shall be valid and enforceable to the fullest extent permitted by law.

(c)	Headings. The headings in this Agreement are for convenience only and shall not be construed as part of this Agreement or in any way limiting or amplifying any of the provisions of this Agreement.

(d)	Choice of Law. This Agreement shall be construed in accordance with the laws of the State of Maryland without giving effect to its conflict of law principles, and the applicable provisions of the Act.

(e)	Agreement. This Agreement shall apply with respect to the series identified on Schedule A, as it may be modified from time to time, and shall not affect any other series of the Company.

(f)
Questions of Interpretation.  Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Act, as amended, shall be resolved by reference to such term or provision of the Act and to interpretations thereof, if any, by the Unites States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission issued pursuant to said Act.  In addition, where the effect of a requirement of the Act, reflected in any provision of this Agreement is revised by rule, regulation or order of the Securities and Exchange Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

(g)	Proxy Voting.

(i).
The Board has the authority to determine how proxies with respect to securities that are held by each Fund shall be voted, and the Board initially has determined to delegate the authority and responsibility to vote proxies for each Fund’s securities to the Adviser.  So long as proxy voting authority for a Fund has been delegated to the Adviser, the Adviser shall exercise the Adviser’s proxy voting responsibilities.  The Adviser shall carry out said responsibilities in accordance with any instructions that the Board shall provide from time to time.  The Adviser shall provide periodic reports and keep those records relating to proxy voting as the Board reasonably may request or as may be necessary for each of the Funds to comply with the 1940 Act and other applicable law.  Any said delegation of proxy voting responsibility to the Adviser may be revoked or modified by the Board at any time.

(ii).
The Adviser is authorized to instruct the Company’s custodian and/or broker(s) promptly to forward to the Adviser or designate service provider copies of all proxies and shareholder communications relating to securities held in the portfolio of each Fund (other than materials relating to legal proceedings against a Fund).  The Adviser also may instruct the Company’s custodian and/or broker(s) to provide reports of holdings in the portfolio of each Fund.  The Adviser has the authority to engage a service provider to assist with administrative functions related to voting Fund proxies.  The Company shall direct the Company’s custodian and/or broker(s) to provide any assistance requested by the Adviser in facilitating the use of a service provider.  In no event shall the Adviser have any responsibility to vote proxies that are not received on a timely basis.  The Company acknowledges that the Adviser, consistent with the Adviser’s written proxy voting policies and procedures, may refrain from voting a proxy if, in the Adviser’s discretion, refraining from voting would be in the best interests of a Fund and the Fund’s shareholders.

(h)
The Name “Reflection”.  The Adviser grants to the Company a license to use the name “Humankind” (the “Name”) as part of the name of the Company and each Fund for the duration of this Agreement.  The foregoing authorization by the Adviser to the Company to use the Name as part of the name of a Fund is not exclusive of the right of the Adviser itself to use, or to authorize others to use, the Name; the Company acknowledges and agrees that, as between the Company and the Adviser, the Adviser has the right to use, or authorize others to use, the Name.  The Company shall:  (1) use the Name only in a manner consistent with uses approved by the Adviser; (2) use the Company’s best efforts to maintain the quality of the services offered using the Name; and (3) adhere to such other specific quality control standards as the Adviser from time to time reasonably may promulgate.  At the request of the Adviser, the Company:  (a) shall submit to Adviser representative samples of any promotional materials using the Name; and (b) shall change the name of a Fund within thirty (30) days of the Company’s receipt of the Adviser’s request, or such other shorter time period as may be required under the terms of a settlement agreement or court order, so as to eliminate all reference to the Name and thereafter shall not transact any business using the Name in the name of the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names on their behalf by the undersigned, thereunto duly authorized, all as of the day and year first above written.

HUMANKIND BENEFIT CORPORATION

By
Title:

HUMANKIND INVESTMENTS LLC

By
Title:

Schedule A

Name of Funds and Investment Advisory Fee

As consideration for the Adviser’s services to each Fund listed below, the Adviser will receive a fee at the rate set forth next to each Fund’s name. The Adviser will pay all of the expenses of each Fund listed below except for the management fee payable under this Agreement, expenses incurred pursuant to the Fund’s 12b-1 Distribution Plan (if any), costs of borrowing (such as interest charges and dividend expenses on securities sold short), taxes or governmental fees, acquired fund fees and expenses (if any), brokerage commissions and other expenses of executing portfolio transactions, costs of holding shareholder meetings, including proxy costs, fees and expenses associated with the Fund’s securities lending program, if any, fees of independent counsel to the disinterested Directors, if any, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

	Name of Fund	Fee*

1.	Humankind US Stock ETF	[ ]%

* As a percentage of average daily net assets.